October 20, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-2736

China Life Insurance Company Limited

Form 20-F for the fiscal year ended December 31, 2008

Dear Mr. Rosenberg:

We refer to your letter, dated October 7, 2009 (the “Comment Letter”), to China Life Insurance Company Limited (the “Company”) containing comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-31914).

The Company is grateful for the comments from the Staff, and has carefully considered the matters raised in the Comment Letter. On behalf of the Company, we have set forth below their response to the Comment Letter.

Comment:

Index To Consolidated Financial Statements

Notes to the Consolidated Financial Statements

36 Reconciliation of HKFRS and United States generally accepted accounting principles, page F-70

We have read your response to our prior comment number one. We do not believe that your accounting analysis supports your conclusion that consolidation of this subsidiary for which you have only 30% of the outstanding voting interest albeit with a majority of the board but not a supermajority of the board, which is required for certain transaction, is appropriate under US GAAP. We will not, however, object to your accounting for this subsidiary for US GAAP purposes based solely on your conclusion in your response that the effect on your reconciliation to US GAAP would not be material. If you wish to pursue this issue further, please advise; otherwise please confirm to us that you understand our position and that you will evaluate the materiality of consolidating at each future balance sheet date and consult us about the accounting in the event the difference becomes material.

Mr. Jim B. Rosenberg	2	October 20, 2009

Response:

The Company notes the Staff’s comment. As the Company explained in their response dated September 29, the Company controls a simple majority vote of the board of this subsidiary. The intention of the supermajority vote requirement on certain transactions outside of the ordinary course of business was to protect the interests of the minority shareholder. Accordingly, the Company consolidated this subsidiary because it believes it has the ability to control this subsidiary.

However, the Company understands the Staff’s position and does not wish to pursue this matter further at this time. The Company confirms to the Staff that the Company will evaluate the materiality of consolidating at each future balance sheet date and consult the Staff about the accounting in the event the difference becomes material.

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If you have any questions or comments regarding the foregoing, please contact the undersigned at +4420 7786 9010.

Very truly yours,

/s/ James C. Scoville
James C. Scoville